r77c.txt


PIMCO California Municipal Income Fund II - 77C Attachment:

Special Shareholder Meeting Results:

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approvalof the new investment management agreement between the Funds and PIMCO, as discussed in Note 7 to the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies.
On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO California Municipal Income Fund II and Pacific
Investment Management Company LLC

For		Against		Abstain
----------	--------	--------
13,172,002 	727,985		2,654,483